Executive Summary

Crepe Twist was created two years ago and its been serving since then delicious crepes and amazing breakfast/brunch items 7 days a week, with a solid regular followers to dine in or to order online.
The idea was born years ago when Rumen was on his job journey from one kitchen to another, exploring all types of cuisine while learning all aspect of the restaurant business. He moved all levels from back of the house cooking, prepping and cleaning, to the front of the house operations, up to managing variety of establishments, and the next organic step of the development was for him to create his own concept and to start building from there. In the years before that Rumen was involved in multiple restaurant openings from scratch where he was able to learn the different angles of managing a restaurant.

At the day of the opening Crepe Twist was cooking only sweet & savory crepes + coffee & ice cream, and as of today the restaurant is serving more extensive menu with items like omelets, bagels, sandwiches and salads. The brand we created after very careful examination of the local market and the current trends plus a little bit of personal creativity which Rumen adopted during his IT career along with the studies involved has helped him to develop a very specific understandings of the market, so together with his wife they created a hybrid breakfast restaurant serving fast casual straight from the counter, just as a quick service restaurant would normally do, and even for an omelet we don't need more than 5 minutes to make. It's important to mention that customers are their own servers and the table turnover is huge because of the quick bite concept implementation.

The most fun part of all was the creation of the concept itself, testing all ingredient combinations and especially challenging was creating the process upon which a crepe can be made from scratch in under a minute. After many trials and errors the mission was successful and the Crepes started to roll on a daily basis until the process was perfected and at the same time the owner-operators become to explore a different ways on expanding the company and replicating the system onto a different locations across the city.

Rumen is a Bachelor in Computer Sciences, a degree which helped him tremendously in terms of the research phase and the structural performance, as he was directly involved in the complete buildup during the cables and the network installation, and especially helpful was that degree with the creation of the branding, the website, the design, the marketing and the systems setup.

Pavlina's graduated 2008 from Plovdiv University - a bachelor degree which helped her along the way with her skills to get promoted all the way to the director position in a prestigious local Chicago daycare, where she started as an assistant teacher and went all the way to the leading position. Before that she used to work in a different restaurants and cafes on a multiple positions. This whole experience has helped her successfully manage Crepe Twist till today.

Crepe Twist's Website is crepetwist.com
Instagram https://www.instagram.com/crepetwist/?hl=en
Facebook https://www.facebook.com/crepetwist/

545 W Diversey pkwy, Chicago IL, 60614
773.360.8888 info@crepetwist.com